SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2013

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Third Quarter 2013 Results October 31, 2013 Page 1

AMBEV REPORTS THIRD QUARTER 2013 RESULTS UNDER IFRS

São Paulo, October 31, 2013 – Companhia de Bebidas das Américas – Ambev [BOVESPA: AMBV4, AMBV3; NYSE: ABV, ABVc] announces today the results for the 2013 third quarter. The following operating and financial information, unless otherwise indicated, is presented in nominal Reais  and prepared according to International Financial Reporting Standards (IFRS), and should be read together with our quarterly financial information for the three and nine months period ended September 30, 2013 filed with the CVM and submitted to the SEC.  For important disclaimers, please refer to page 4.

Operating and Financial Highlights

Top line performance: Our net revenues increased 4.0%, with a volume decline of 3.1% being more than offset by 7.3% growth in net revenue per hectoliter (NR/Hl).  Accordingly, though industry softness in Brazil, Canada, and, to a lesser extent, Argentina, continued to impact volume performance, this was another quarter of top line growth in nearly all our divisions (Brazil Beer +0.8%, Brazil CSD & NANC +5.4%, HILA-ex +10.7%, LAS +14.8%, while Canada -0.1%) thanks to solid NR/Hl performance (Brazil Beer +6.0%, Brazil CSD & NANC +7.6%, HILA-ex +10.9%, LAS +15.1% and Canada +2.2%).

Cost of Goods Sold (COGS): COGS grew at 5.8%, with COGS/Hl increasing 9.3%.  Such performance represents an improvement over our H1 2013 results (COGS +9.0%; COGS/Hl +13.9%), and came mostly from our Brazilian business, where commodity hedges (primarily barley and aluminum) helped to soften pressure coming from currency hedges, higher industrial depreciation linked to capital expenditures, as well as packaging mix in Brazil Beer.

Selling, General & Administrative (SG&A) expenses: SG&A expenses (excluding depreciation and amortization) improved significantly and were down 0.5%.  Such improvement is explained by commercial spend growing at a lower pace than H1 2013 (without compromising investments behind our brands and innovation) and by the savings generated from our cost management initiatives around “non-working money”, also helped by lower provisions related to variable compensation. Distribution expenses where higher due mainly to the greater weight of direct distribution in Brazil and inflationary pressures in Argentina.

EBITDA, Gross margin and EBITDA margin: Our Normalized EBITDA grew 9.4% and corresponded to R$ 4,199.3 million, which also represents an important improvement if compared to the YoY growth we delivered in the first half of the year (+4.4%).  Gross margin performance improved in Q3 2013 (ie, -60 basis points vs. -120 bps in H1 2013) driven by less contraction in Brazil and expansion in our international divisions, while we delivered strong EBITDA margin expansion of 250 bps on the back of expansion across our business units.

Financial highlights - Ambev consolidated R$ million	3Q12 Reference Base	3Q13	% As Reported	% Organic	YTD12 Reference Base	YTD13	% As Reported	% Organic
Total volumes	40,530.2	39,266.2	-3.1%	-3.1%	120,139.1	116,180.6	-3.3%	-3.9%
Beer	29,371.7	28,202.6	-4.0%	-4.0%	86,487.8	83,543.5	-3.4%	-4.2%
CSD and NANC	11,158.4	11,063.6	-0.8%	-0.8%	33,651.3	32,637.1	-3.0%	-3.2%

Net sales	8,036.0	8,462.6	5.3%	4.0%	22,097.1	23,738.5	7.4%	4.8%
Gross profit	5,414.6	5,646.4	4.3%	3.1%	14,863.3	15,707.2	5.7%	3.2%
Gross margin	67.4%	66.7%	-70 bps	-60 bps	67.3%	66.2%	-110 bps	-100 bps
EBITDA	3,777.8	4,192.4	11.0%	9.5%	10,088.0	11,003.0	9.1%	6.5%
EBITDA margin	47.0%	49.5%	250 bps	250 bps	45.7%	46.4%	70 bps	70 bps
Normalized EBITDA	3,787.4	4,199.3	10.9%	9.4%	10,124.4	11,016.2	8.8%	6.2%
Normalized EBITDA margin	47.1%	49.6%	250 bps	250 bps	45.8%	46.4%	60 bps	70 bps
Profit - Ambev holders	2,476.9	2,280.3	-7.9%		6,695.0	6,506.2	-2.8%
Normalized profit - Ambev holders	2,486.5	2,287.2	-8.0%		6,731.4	6,519.4	-3.1%
No. of share outstanding (millions)	3,126.2	3,132.3			3,126.2	3,132.3
EPS (R$/shares)	0.79	0.73	-8.1%		2.14	2.08	-3.0%
Normalized EPS	0.80	0.73	-8.2%		2.15	2.08	-3.3%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before special items adjustments. Special items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the third quarter of 2012 (Q3 2012). Values in this release may not add up due to rounding.

Third Quarter 2013 Results October 31, 2013 Page 2

Operating Cash generation and Profit: Cash generated from our operations improved 7.4%, totalling R$ 4,689.8 million.  Our Normalized Profit was R$ 2,287.2 million, declining 8.0% mostly impacted by higher net finance expenses and a greater effective tax rate. Normalized Earnings Per Share (EPS) corresponded to R$ 0.73 (-8.2% vs. Q3 2012).

CAPEX, Pay-out and Financial discipline: We invested approximately R$ 1 billion during the quarter in capex (R$ 2.3 billion thru September 30), of which R$ 847 million were carried out in Brazil.  In terms of pay-out, on September 27 we paid out approximately R$ 2 billion in dividends, bringing our pay-out this year to R$ 7.1 billion in dividends and IOC (vs. R$ 3.8 billion during the same period in 2012), and we also reduced our net cash position to R$ 2,399.7 million since December 31, 2012.

Management Comments

If the second quarter was a good first step, our third quarter performance confirms that we are on the right track towards our objective of improving EBITDA performance for the remainder of 2013.  Our consolidated EBITDA was up 9.4% in the quarter (following growth of 4.4% in H1 2013), with Brazil Beer EBITDA up 7.3% (after 4.4% growth in the first half).  Industry volumes did indeed remain challenging across our main markets, particularly Brazil.  On the other hand, however, solid net revenue per hectoliter results, coupled with better COGS/Hl and SG&A performance as compared to the first half of the year enabled us to deliver stronger EBITDA growth and EBITDA margin expansion for the year.

Breaking down the results by division:

•         Brazil.  Our Brazilian operations delivered an EBITDA of R$ 2,820.7 million (+8.0%).  Gross margin contracted 80 bps, which marks an improvement against the first half of the year, while EBITDA margin expanded 330 bps, reaching 54.2%.

o    Brazil Beer net revenue grew 0.8%, with volumes declining 5.0% but NR/Hl performance remaining solid by growing 6.0%.

▪  We estimate the Brazilian beer industry declined 4.3% in the third quarter, which is evidence of the fact that even though there was some continued improvement in terms of food inflation and disposable income, the consumer environment remains challenging.  In addition, we lacked the incremental volumes from the FIFA Confederations Cup in Q2 and weather was also not helpful during the quarter.

▪  The average market share for the quarter was 68.0%, which represents a sequential loss of 10 bps (and a 50 bps decline YoY, as we still faced a difficult comp against last year).

▪  Net revenue per hectoliter increased 6.0% against a very tough comp (+18.3% in Q3 2012), positively impacted by pricing, increased weight of direct distribution as well as greater weight of premium volumes.

▪  Our commercial plan continued to make steady progress:

•         the top four commercial priorities all performed well, with volumes related to our innovation (led by the 550 ml can and aluminum bottles for Skol and Brahma, as well as the Brahma zero alcohol line extension) and premiumization (led by Budweiser, Stella Artois and Original) strategies growing well ahead of the industry (volumes for the 1 liter and the 300 ml returnable glass bottles likewise), while our market share in the North & Northeast posted another quarter of growth; and,

•         our pack price strategy once again delivered great results as we try to deliver to consumers different pack sizes and price propositions in a profitable way: for instance, growth of the 1 liter and the 300 ml returnable glass bottles helped us increase the weight of returnables in the off-premise channel for another quarter, and the execution of our revenue management initiatives continued to make progress as planned.

o    As for Brazil CSD & NANC, net revenue grew 5.4%, with an industry driven 2.0% decline in volumes being offset by a 7.6% growth in NR/Hl.  In terms of our commercial hightlights, Guaraná Antarctica reached an all-time high market share of 10% during the quarter, which clearly shows that the positive momentum for the brand continues thanks to continued investment on innovation behind the brand.

Third Quarter 2013 Results October 31, 2013 Page 3

o    On the costs side, Brazil COGS/hl grew 8.7% in Q3 2013 (Brazil Beer: +8.5%; Brazil CSD&NANC: +10.0%).  Brazil Beer COGS/hl results improved when compared to the first half of the year as a result of the continued tailwind of our commodity hedges helping offset the adverse effect coming from our currency hedges, higher industrial depreciation and changes in package mix.  In Brazil CSD & NANC, with the tough comparison we faced in Q2 2013 no longer a factor, COGS/Hl also grew less than in H1 2013.

o    SG&A (excluding depreciation and amortization) was 2.4% lower than in the third quarter of 2012, which shows we are headed in the right direction in terms of our initiatives to protect the profitability of our business.  Our sales and marketing investments in the third quarter declined slightly, though we did not refrain from investing in our top commercial priorities, such as premium and innovation.  Also, the combination of cost saving initiatives around “non-working money” delivering as planned and lower variable compensations accruals as compared to last year led to lower administrative expenses, while the higher distribution expenses resulted primarily from the increased weight of direct distribution.

•         HILA-ex.  In our Caribbean and Central American operations EBITDA totalled R$ 121.8 million (+37.5%), with gross margin expansion of 40 bps, and EBITDA margin expanding 630 bps to 32.2%.

o    Our HILA-ex business continues to deliver great results: we continued to find further synergies in the Dominican Republic, while continuing to invest behind Presidente, innovating in the marketplace and working around premiumization, and in Guatemala, the third quarter was another quarter marked by consistent volume and market share, which once more reached new heights.  Top line grew 10.7% thanks to net revenue per hectoliter improving 10.9% versus Q3 2012.  These results were more than enough to offset the slight volumes decline (-0.2%) given the tougher industry in the Dominican Republic.

•         LAS.  Our operations in LAS delivered EBITDA of R$ 674.8 million in Q3 2013 (+20.3%).  Gross margin expanded 60 bps and EBITDA margin expanded 190 bps to arrive at 41.5%.

o    Our year-over-year volume performance in LAS continued to improve in the third quarter: -0.3% as compared to -6.4% during H1 2013 despite the challenging environment in Argentina.  LAS Beer volumes were down 2.0% as compared to last year (vs. -5.3% in the first half), but LAS CSD volumes actually grew 2.2% (which compares to -7.8% in the first six months of the year).  Meanwhile, net revenue performance remained solid, increasing 14.8% (+14.6% for LAS Beer; +15.1% for LAS CSD & NANC).  On the commercial side, premium and innovation continued to lead the way with line extensions for the Quilmes family (eg, Quilmes 1890) and Stella Artois (eg, Stella Artois Noire) helping us deliver improved market share in Argentina while brand preference remains healthy.

•         Canada.  EBITDA increased by 0.6% in the quarter, reaching R$ 582 million.  Labatt also delivered both gross and EBITDA margins expansion, 20 bps and 30 bps, respectively.  EBITDA margin was 46.6%.

o    Our Canadian business also showed improved performance as compared to the first half of the year: though volumes declined 2.2% in the quarter predominantly driven by continued industry softness (driven primarly by poor weather and the Quebec taxation hikes), market share remained sequentially flat and NR/Hl grew 2.2%, highlighting that the strength of our brands is allowing us to maintain share while implementing our revenue management strategy.  Innovation behind our focus brands proved once again to be a key component of our commercial strategy: the launch of Budweiser Black Crown, combined with the continued contributions from earlier innovation such as Bud Light Platinum and Bud Lime Lime-a-Rita, led to market share improvements for both the Budweiser and Bud Light families.

2013 Outlook

The execution during the third quarter of our revised plan for the year allowed us to improve our year-over-year EBITDA performance as compared to Q1 and Q2 2013 despite an environment that remains challenging.

Third Quarter 2013 Results October 31, 2013 Page 4

As we set out to deliver a strong finish for the year, the resolve of our team and the disciplined execution of the commercial initiatives such as the pack price strategy, which has delivered great results since the first quarter, will once again be decisive.  In addition, the Brazilian Federal Government’s decision not to further increase excise taxes in 2013 is great news, as it should be supportive, for volumes and creates a more appropriate environment for us to keep our record CAPEX investment plans in place.

Our expectations for the year in Brazil remain mostly unchanged: given volume performance in the quarter and our outlook for Q4 2013, we now expect the beer industry to be at the lower end of the flat to low single-digit range we expected for the year; on the other hand, our expectations for net revenue/Hl (ie, high-single digits for the year), COGS/Hl (ie, high-single or low double-digits as mentioned before, with “high teens” in Brazil CSD & NANC), cash SG&A (below inflation for the year), and capital expenditures (around R$ 3.0 billion of capital expenditures) all stand.

Recent Events

On October 30, 2013, Ambev S.A. obtained its registration as a public company with the Comissão de Valores Mobiliários – CVM in Brazil.  As a result, and as previously disclosed, the company will now move to list its shares (and respective ADSs) on the BM&FBovespa S.A. – Bolsa de Valores Mercadorias e Futuros and on the New York Stock Exchange, respectively, which is expected to take place around mid-November, 2013.

DISCLAIMERS

In view of the stock swap merger involving Companhia de Bebidas das Américas – Ambev and Ambev S.A., which was approved by shareholders on July 30, 2013, we have also prepared the consolidated financial statements of Ambev S.A., including Companhia de Bebidas das Américas – Ambev as Ambev S.A.’s wholly-owned subsidiary.  Moreover, since the stock swap merger involved entities under common control, the predecessor cost accounting method was applied to all periods presented for comparability purposes.  For further information, please refer to footnote 1(c) to the quarterly financial information of Ambev S.A.

The operational and financial information contained herein refer to Companhia de Bebidas das Américas – Ambev (unless otherwise expressly stated herein).  The quarterly financial information related to Ambev S.A. for the period ending on September 30, 2013 were also filed with the CVM and submitted to the SEC.  For further information on Ambev S.A.’s operational and financial information, please refer to the CVM’s Sistema de Envio de Informações Periódicas e Eventuais – IPE at www.cvm.gov.br or the SEC’s EDGAR at www.sec.gov.

Third Quarter 2013 Results October 31, 2013 Page 5

Ambev Consolidated Income Statement

Consolidated income statement	3Q12 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			3Q13	Reported	Organic
Net revenue	8,036.0	(9.6)	116.8	319.4	8,462.6	5.3%	4.0%
Cost of goods sold (COGS)	(2,621.5)	(3.2)	(38.4)	(153.1)	(2,816.2)	7.4%	5.8%
Gross profit	5,414.6	(12.8)	78.3	166.3	5,646.4	4.3%	3.1%
Selling, general and administrative (SG&A)	(2,340.1)	15.8	(35.2)	2.4	(2,357.1)	0.7%	-0.1%
Other operating income	251.9	(0.1)	1.8	140.8	394.3	56.6%	55.9%
Normalized operating income (normalized EBIT)	3,326.3	2.9	44.9	309.4	3,683.6	10.7%	9.3%
Special items above EBIT	(9.6)	(0.0)	(0.6)	3.3	(6.9)	nm	-34.4%
Net finance results	(366.8)				(496.1)	35.2%
Share of results of associates	0.0				3.9	nm
Income tax expense	(448.2)				(848.9)	89.4%
Profit	2,501.7				2,335.5	-6.6%
Attributable to Ambev holders	2,476.9				2,280.3	-7.9%
Attributable to non-controlling interests	24.8				55.2	122.5%
Normalized profit	2,511.3				2,342.4	-6.7%
Attributable to Ambev holders	2,486.5				2,287.2	-8.0%

Normalized EBITDA	3,787.4	3.9	51.9	356.1	4,199.3	10.9%	9.4%

Consolidated income statement	YTD12 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD13	Reported	Organic
Net revenue	22,097.1	229.6	361.8	1,050.1	23,738.5	7.4%	4.8%
Cost of goods sold (COGS)	(7,233.8)	(103.1)	(125.8)	(568.5)	(8,031.3)	11.0%	7.9%
Gross profit	14,863.3	126.5	235.9	481.5	15,707.2	5.7%	3.2%
Selling, general and administrative (SG&A)	(6,567.3)	(28.4)	(124.7)	(458.4)	(7,178.8)	9.3%	7.0%
Other operating income	560.3	(4.1)	5.9	440.3	1,002.6	78.9%	78.6%
Normalized operating income (normalized EBIT)	8,856.3	94.0	117.1	463.5	9,531.0	7.6%	5.2%
Special items above EBIT	(36.4)	(1.3)	(0.3)	24.8	(13.2)	-63.8%	nm
Net finance results	(635.3)				(1,005.0)	58.2%
Share of results of associates	0.1				5.7	nm
Income tax expense	(1,419.4)				(1,883.2)	32.7%
Profit	6,765.3				6,635.3	-1.9%
Attributable to Ambev holders	6,695.0				6,506.2	-2.8%
Attributable to non-controlling interests	70.3				129.0	83.6%
Normalized profit	6,801.7				6,648.4	-2.3%
Attributable to Ambev holders	6,731.4				6,519.4	-3.1%

Normalized EBITDA	10,124.4	126.4	137.8	627.6	11,016.2	8.8%	6.2%

Third Quarter 2013 Results October 31, 2013 Page 6

Ambev Consolidated Results

The combination of Ambev’s operations in Latin America North (LAN), Latin America South (LAS) and Canada’s business units, eliminating intercompany transactions, comprises our consolidated financial statements. The figures shown below are on an as-reported basis.

Volume (million hectoliters)

Net revenues per HL (R$)	COGS per HL (R$)

Normalized EBITDA (R$ MM)	Normalized EBITDA margin (%)

Third Quarter 2013 Results October 31, 2013 Page 7

Ambev Consolidated

We delivered during the quarter R$ 4,199.3 million of Normalized EBITDA (+9.4%), with net revenues growing 4.0%, COGS rising 5.8% and SG&A (excluding depreciation and amortization) actually declining 0.5%.  Gross margins contracted 60 bps to 66.7%, but EBITDA margin expanded 250 bps to 49.6%.  Year to date, EBITDA grew 6.2%.

Ambev results	3Q12 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			3Q13	Reported	Organic
Volume ('000 hl)	40,530.2	-	-	(1,264.0)	39,266.2	-3.1%	-3.1%
Net revenue	8,036.0	(9.6)	116.8	319.4	8,462.6	5.3%	4.0%
Net revenue/hl	198.3	(0.2)	3.0	14.5	215.5	8.7%	7.3%
COGS	(2,621.5)	(3.2)	(38.4)	(153.1)	(2,816.2)	7.4%	5.8%
COGS/hl	(64.7)	(0.1)	(1.0)	(6.0)	(71.7)	10.9%	9.3%
Gross profit	5,414.6	(12.8)	78.3	166.3	5,646.4	4.3%	3.1%
Gross margin	67.4%				66.7%	-70 bps	-60 bps
SG&A excl. deprec.&amort.	(2,175.2)	16.0	(34.3)	11.5	(2,181.9)	0.3%	-0.5%
SG&A deprec.&amort.	(164.9)	(0.2)	(0.9)	(9.2)	(175.2)	6.3%	5.5%
SG&A total	(2,340.1)	15.8	(35.2)	2.4	(2,357.1)	0.7%	-0.1%
Other operating income	251.9	(0.1)	1.8	140.8	394.3	56.6%	55.9%
Normalized EBIT	3,326.3	2.9	44.9	309.4	3,683.6	10.7%	9.3%
Normalized EBIT margin	41.4%				43.5%	210 bps	210 bps
Normalized EBITDA	3,787.4	3.9	51.9	356.1	4,199.3	10.9%	9.4%
Normalized EBITDA margin	47.1%				49.6%	250 bps	250 bps

Ambev results	YTD12 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD13	Reported	Organic
Volume ('000 hl)	120,139.1	780.5	-	(4,739.0)	116,180.6	-3.3%	-3.9%
Net revenue	22,097.1	229.6	361.8	1,050.1	23,738.5	7.4%	4.8%
Net revenue/hl	183.9	0.7	3.1	16.6	204.3	11.1%	9.0%
COGS	(7,233.8)	(103.1)	(125.8)	(568.5)	(8,031.3)	11.0%	7.9%
COGS/hl	(60.2)	(0.5)	(1.1)	(7.4)	(69.1)	14.8%	12.2%
Gross profit	14,863.3	126.5	235.9	481.5	15,707.2	5.7%	3.2%
Gross margin	67.3%				66.2%	-110 bps	-100 bps
SG&A excl. deprec.&amort.	(6,110.8)	(21.2)	(120.1)	(416.4)	(6,668.5)	9.1%	6.8%
SG&A deprec.&amort.	(456.5)	(7.2)	(4.6)	(42.0)	(510.3)	11.8%	9.2%
SG&A total	(6,567.3)	(28.4)	(124.7)	(458.4)	(7,178.8)	9.3%	7.0%
Other operating income	560.3	(4.1)	5.9	440.3	1,002.6	78.9%	78.6%
Normalized EBIT	8,856.3	94.0	117.1	463.5	9,531.0	7.6%	5.2%
Normalized EBIT margin	40.1%				40.1%	bps	20 bps
Normalized EBITDA	10,124.4	126.4	137.8	627.6	11,016.2	8.8%	6.2%
Normalized EBITDA margin	45.8%				46.4%	60 bps	70 bps

Third Quarter 2013 Results October 31, 2013 Page 8

Latin America North (LAN)

Our LAN region i-ncludes Beer Brazil, CSD & NANC Brazil and HILA-ex operations.  LAN EBITDA for the quarter totalled R$ 2,942.5 million (+8.9%), with an EBITDA margin expansion of 330 bps to 52.7%.  This improvement in results comes from solid net revenue per hectoliter growth (+6.3%), lower growth rate for COGS and COGS/Hl versus H1 2013 (+4.6% and +9.0%, respectively) and declining SG&A (-2.3%), with Brazil CSD & NANC EBITDA resuming growth in a relevant way, as well as important contributions from HILA-ex.  For the first nine months of the year LAN delivered an EBITDA of R$ 7,784.3 million (+5.7%).

As previously mentioned, as from January 1, 2013 the results of our Peruvian and Ecuadorian operations are reported as part of Latin America South.  To that effect, we have included restated figures for LAN and LAS, as if this change had been in place since January 1, 2012.

LAN results	3Q12 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			3Q13	Reported	Organic
Volume ('000 hl)	29,673.8	-	-	(1,179.2)	28,494.6	-4.0%	-4.0%
Net revenue	5,447.3	8.5	19.4	111.2	5,586.4	2.6%	2.0%
Net revenue/hl	183.6	0.3	0.7	11.5	196.0	6.8%	6.3%
COGS	(1,709.7)	(3.2)	(9.9)	(79.3)	(1,802.1)	5.4%	4.6%
COGS/hl	(57.6)	(0.1)	(0.3)	(5.2)	(63.2)	9.8%	9.0%
Gross profit	3,737.6	5.3	9.5	31.9	3,784.3	1.2%	0.9%
Gross margin	68.6%				67.7%	-90 bps	-80 bps
SG&A excl. deprec.&amort.	(1,498.1)	(2.1)	(6.2)	44.5	(1,461.8)	-2.4%	-3.0%
SG&A deprec.&amort.	(121.1)	(0.2)	(0.6)	(6.9)	(128.8)	6.3%	5.7%
SG&A total	(1,619.2)	(2.3)	(6.8)	37.6	(1,590.6)	-1.8%	-2.3%
Other operating income	242.6	(0.1)	(0.1)	146.8	389.3	60.4%	60.5%
Normalized EBIT	2,361.0	2.9	2.6	216.4	2,582.9	9.4%	9.2%
Normalized EBIT margin	43.3%				46.2%	290 bps	310 bps
Normalized EBITDA	2,694.3	3.9	4.9	239.4	2,942.5	9.2%	8.9%
Normalized EBITDA margin	49.5%				52.7%	320 bps	330 bps

LAN results	YTD12 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD13	Reported	Organic
Volume ('000 hl)	86,219.6	780.5	-	(3,314.0)	83,686.1	-2.9%	-3.8%
Net revenue	14,973.1	275.4	37.9	558.2	15,844.7	5.8%	3.7%
Net revenue/hl	173.7	1.6	0.5	13.6	189.3	9.0%	7.8%
COGS	(4,700.2)	(103.1)	(20.4)	(408.2)	(5,232.0)	11.3%	8.7%
COGS/hl	(54.5)	(0.7)	(0.2)	(7.1)	(62.5)	14.7%	13.0%
Gross profit	10,272.9	172.3	17.5	150.0	10,612.6	3.3%	1.5%
Gross margin	68.6%				67.0%	-160 bps	-150 bps
SG&A excl. deprec.&amort.	(4,154.8)	(67.0)	(13.3)	(288.0)	(4,523.0)	8.9%	6.9%
SG&A deprec.&amort.	(345.3)	(7.2)	(1.3)	(37.6)	(391.4)	13.4%	10.9%
SG&A total	(4,500.0)	(74.2)	(14.6)	(325.6)	(4,914.4)	9.2%	7.2%
Other operating income	559.5	(4.1)	0.0	462.3	1,017.8	81.9%	82.6%
Normalized EBIT	6,332.3	94.0	2.9	286.7	6,716.0	6.1%	4.5%
Normalized EBIT margin	42.3%				42.4%	10 bps	30 bps
Normalized EBITDA	7,239.8	126.4	6.9	411.2	7,784.3	7.5%	5.7%
Normalized EBITDA margin	48.4%				49.1%	70 bps	90 bps

Third Quarter 2013 Results October 31, 2013 Page 9

Ambev Brazil

We delivered R$ 2,820.7 million (+8.0%) of Normalized EBITDA in Brazil, with an EBITDA margin expansion of 330 bps to 54.2%.  Year to date, EBITDA has grown 5.1% and EBITDA margin corresponded to 50.4%, which represents an expansion of 80 bps.

Brazil’s top line performance remained under pressure in terms of volumes (-4.2%; YTD: -4.1%) given the challenging environment that remains despite some continued improvements in food inflation and disposable income, as well as unhelpful weather.  Our NR/Hl results, however, continued to deliver strong results and grew 5.9%, giving us 7.9% so far this year, which falls within our high single-digit guidance for FY 2013.

COGS/Hl continued to grow by less year-over-year than prior quarters, posting an increase of 8.7% (vs. 15.9% in H1 2013) bringing the YTD performance to 13.3%, which is slightly above our guidance of high single to low double-digit growth for the full year.  SG&A (excluding depreciation and amortization) performance also improved, declining by 2.4%, which is consistent with our expectation of cash SG&A growing below inflation for the year.  Year-to-date, SG&A (excluding depreciation and amortization) is up 7.7%.

Ambev Brazil results	3Q12 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			3Q13	Reported	Organic
Volume ('000 hl)	28,083.8			(1,176.5)	26,907.3	-4.2%	-4.2%
Net revenue	5,131.2			77.3	5,208.5	1.5%	1.5%
Net revenue/hl	182.7			10.9	193.6	5.9%	5.9%
COGS	(1,560.0)			(64.5)	(1,624.5)	4.1%	4.1%
COGS/hl	(55.5)			(4.8)	(60.4)	8.7%	8.7%
Gross profit	3,571.1			12.8	3,584.0	0.4%	0.4%
Gross margin	69.6%				68.8%	-80 bps	-80 bps
SG&A excl. deprec.&amort.	(1,388.1)			32.9	(1,355.2)	-2.4%	-2.4%
SG&A deprec.&amort.	(109.6)			(9.2)	(118.9)	8.4%	8.4%
SG&A total	(1,497.7)			23.6	(1,474.0)	-1.6%	-1.6%
Other operating income	242.8			148.0	390.8	60.9%	60.9%
Normalized EBIT	2,316.3			184.4	2,500.7	8.0%	8.0%
Normalized EBIT margin	45.1%				48.0%	290 bps	290 bps
Normalized EBITDA	2,612.1			208.6	2,820.7	8.0%	8.0%
Normalized EBITDA margin	50.9%				54.2%	330 bps	330 bps

Ambev Brazil results	YTD12 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD13	Reported	Organic
Volume ('000 hl)	82,864.5			(3,382.5)	79,482.0	-4.1%	-4.1%
Net revenue	14,378.4			500.4	14,878.8	3.5%	3.5%
Net revenue/hl	173.5			13.7	187.2	7.9%	7.9%
COGS	(4,395.1)			(383.0)	(4,778.1)	8.7%	8.7%
COGS/hl	(53.0)			(7.1)	(60.1)	13.3%	13.3%
Gross profit	9,983.3			117.4	10,100.7	1.2%	1.2%
Gross margin	69.4%				67.9%	-150 bps	-150 bps
SG&A excl. deprec.&amort.	(3,923.2)			(301.4)	(4,224.5)	7.7%	7.7%
SG&A deprec.&amort.	(321.0)			(37.1)	(358.1)	11.6%	11.6%
SG&A total	(4,244.2)			(338.5)	(4,582.6)	8.0%	8.0%
Other operating income	558.3			463.3	1,021.6	83.0%	83.0%
Normalized EBIT	6,297.4			242.2	6,539.6	3.8%	3.8%
Normalized EBIT margin	43.8%				44.0%	20 bps	20 bps
Normalized EBITDA	7,134.1			366.6	7,500.7	5.1%	5.1%
Normalized EBITDA margin	49.6%				50.4%	80 bps	80 bps

Third Quarter 2013 Results October 31, 2013 Page 10

Beer Brazil

EBITDA for Beer Brazil during the quarter totalled R$ 2,348.0 million (+7.3%) and EBITDA margin was 54.2% (+330 bps), while for the year, EBITDA increased 5.5% and EBITDA margin reached 51.3% (+120 bps).

The beer industry fell 4.3%, still impacted by food inflation growing ahead of general inflation and disposable income increasing by less than the previous year, though in both cases to a lesser extent than what we witnessed in H1 2013, and weather was not helpful.  Our average market share for the quarter was nearly flat sequentially (-10 bps) at 68.0% (-50 bps vs. Q3 2012), and NR/Hl remained strong against the toughest comp of the year (+6.0% vs. +18.3% in Q3 2012) thanks to pricing, premium volume mix and greater weight of direct distribution, allowing us to offset the short term volume softness and still deliver net revenue growth (+0.8%) in the quarter.

COGS/Hl performance improved by rising 8.5% (as compared to +15.9% in H1 2013) thanks to commodity hedges offsetting more of the headwinds from currency hedges, changes in package mix and higher industrial depreciation.  And SG&A (excl. depreciation and amortization) expenses were 0.1% lower than Q3 2012, favorably impacted by phasing of sales and marketing investments (ie, frontloading into H1), lower variable compensation accruals and successful implementation of our “non-working money” savings initiatives, though distribution expenses were higher due to the higher weight of direct distribution.

Beer Brazil results	3Q12 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			3Q13	Reported	Organic
Volume ('000 hl)	20,659.8			(1,024.7)	19,635.1	-5.0%	-5.0%
Net revenue	4,299.3			32.6	4,331.9	0.8%	0.8%
Net revenue/hl	208.1			12.5	220.6	6.0%	6.0%
COGS	(1,211.4)			(37.4)	(1,248.8)	3.1%	3.1%
COGS/hl	(58.6)			(5.0)	(63.6)	8.5%	8.5%
Gross profit	3,087.9			(4.8)	3,083.1	-0.2%	-0.2%
Gross margin	71.8%				71.2%	-60 bps	-60 bps
SG&A excl. deprec.&amort.	(1,214.5)			0.9	(1,213.6)	-0.1%	-0.1%
SG&A deprec.&amort.	(83.3)			(6.9)	(90.2)	8.3%	8.3%
SG&A total	(1,297.8)			(6.0)	(1,303.8)	0.5%	0.5%
Other operating income	158.4			147.2	305.6	92.9%	92.9%
Normalized EBIT	1,948.5			136.4	2,084.9	7.0%	7.0%
Normalized EBIT margin	45.3%				48.1%	280 bps	280 bps
Normalized EBITDA	2,187.6			160.4	2,348.0	7.3%	7.3%
Normalized EBITDA margin	50.9%				54.2%	330 bps	330 bps

Beer Brazil results	YTD12 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD13	Reported	Organic
Volume ('000 hl)	61,190.9			(2,863.1)	58,327.7	-4.7%	-4.7%
Net revenue	12,027.4			368.1	12,395.4	3.1%	3.1%
Net revenue/hl	196.6			16.0	212.5	8.1%	8.1%
COGS	(3,378.0)			(267.5)	(3,645.5)	7.9%	7.9%
COGS/hl	(55.2)			(7.3)	(62.5)	13.2%	13.2%
Gross profit	8,649.4			100.6	8,749.9	1.2%	1.2%
Gross margin	71.9%				70.6%	-130 bps	-130 bps
SG&A excl. deprec.&amort.	(3,449.7)			(274.3)	(3,724.0)	8.0%	8.0%
SG&A deprec.&amort.	(243.9)			(27.7)	(271.6)	11.4%	11.4%
SG&A total	(3,693.7)			(302.0)	(3,995.7)	8.2%	8.2%
Other operating income	399.7			419.3	819.0	104.9%	104.9%
Normalized EBIT	5,355.4			217.8	5,573.3	4.1%	4.1%
Normalized EBIT margin	44.5%				45.0%	50 bps	50 bps
Normalized EBITDA	6,023.6			330.7	6,354.3	5.5%	5.5%
Normalized EBITDA margin	50.1%				51.3%	120 bps	120 bps

Third Quarter 2013 Results October 31, 2013 Page 11

CSD & NANC Brazil

In Brazil CSD & NANC, EBITDA  was R$ 472.7 million (+11.3%) in the quarter, with an expansion of 290 bps in EBITDA margin to 53.9%.  Year-to-date, EBITDA is up 3.2% and EBITDA margin is 46.2% (-100 bps).

Top line growth remained steady (+5.4%) and in line with the first half of the year (+5.8%) despite volume decline of 2.0% for the most part because of the challenging environment that also impacted the beer industry.  Market share grew 30 bps sequentially, averaging 18.4% for the quarter (-10 bps YoY) thanks to Guaraná Antarctica’s performance.  The brand’s equity and market share have consistently improved as a result of innovation (eg, 1 liter returnable glass bottle) and investments behind the brand (eg, targeted promotions). NR/Hl remained solid, posting 7.6% growth.

As far as costs and expenses are concerned, COGS/Hl and SG&A results were also better than H1 2013, with COGS/Hl up 10.0% (+14.1% YTD) and SG&A (excluding depreciation and amortization) falling 18.4% (+5.7% year-to-date).  In terms of costs, we no longer faced the tough comp from Q2 2013 and commodity hedges helped offset currency hedge headwinds.  As for SG&A, phasing of commercial spend, lower variable compensation accruals and “non-working money” initiatives were the primary factors behind the results.

CSD&Nanc Brazil results	3Q12 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			3Q13	Reported	Organic
Volume ('000 hl)	7,423.9			(151.7)	7,272.2	-2.0%	-2.0%
Net revenue	831.9			44.7	876.6	5.4%	5.4%
Net revenue/hl	112.1			8.5	120.5	7.6%	7.6%
COGS	(348.6)			(27.1)	(375.7)	7.8%	7.8%
COGS/hl	(47.0)			(4.7)	(51.7)	10.0%	10.0%
Gross profit	483.2			17.6	500.9	3.6%	3.6%
Gross margin	58.1%				57.1%	-100 bps	-100 bps
SG&A excl. deprec.&amort.	(173.6)			32.0	(141.6)	-18.4%	-18.4%
SG&A deprec.&amort.	(26.3)			(2.3)	(28.6)	8.8%	8.8%
SG&A total	(199.9)			29.6	(170.3)	-14.8%	-14.8%
Other operating income	84.4			0.8	85.2	0.9%	0.9%
Normalized EBIT	367.8			48.1	415.8	13.1%	13.1%
Normalized EBIT margin	44.2%				47.4%	320 bps	320 bps
Normalized EBITDA	424.5			48.2	472.7	11.3%	11.3%
Normalized EBITDA margin	51.0%				53.9%	290 bps	290 bps

CSD&Nanc Brazil results	YTD12 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD13	Reported	Organic
Volume ('000 hl)	21,673.6			(519.4)	21,154.3	-2.4%	-2.4%
Net revenue	2,351.1			132.3	2,483.3	5.6%	5.6%
Net revenue/hl	108.5			8.9	117.4	8.2%	8.2%
COGS	(1,017.2)			(115.4)	(1,132.6)	11.3%	11.3%
COGS/hl	(46.9)			(6.6)	(53.5)	14.1%	14.1%
Gross profit	1,333.9			16.9	1,350.8	1.3%	1.3%
Gross margin	56.7%				54.4%	-230 bps	-230 bps
SG&A excl. deprec.&amort.	(473.4)			(27.1)	(500.5)	5.7%	5.7%
SG&A deprec.&amort.	(77.1)			(9.4)	(86.5)	12.2%	12.2%
SG&A total	(550.5)			(36.5)	(587.0)	6.6%	6.6%
Other operating income	158.6			44.0	202.6	27.8%	27.8%
Normalized EBIT	942.0			24.4	966.3	2.6%	2.6%
Normalized EBIT margin	40.1%				38.9%	-120 bps	-120 bps
Normalized EBITDA	1,110.5			35.9	1,146.4	3.2%	3.2%
Normalized EBITDA margin	47.2%				46.2%	-100 bps	-100 bps

Third Quarter 2013 Results October 31, 2013 Page 12

HILA-ex

Our operations in HILA-ex delivered an EBITDA of R$ 121.8 million (+37.5%).  EBITDA margin expanded 630 bps to 32.2%.  Thru September 30, 2013, HILA-ex generated R$ 283.6 million of EBITDA (+42.2%), with an EBITDA margin of 29.4% (+530 bps).

This was another quarter of improvement for HILA-ex: our business in the Dominican Republic delivered strong top line growth despite the challenging industry environment, our Guatemalan operations continued to deliver consistent volume and market share growth, and our plans for further expanding into other islands in the Caribbean remains on track.  NR/Hl grew 10.9%, COGS per hectoliter rose 10.1%, while SG&A (excluding depreciation and amortization) declined 10.5%.

HILA-Ex results	3Q12 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			3Q13	Reported	Organic
Volume total ('000 hl)	1,590.0			(2.7)	1,587.3	-0.2%	-0.2%
Beer volume ('000 hl)	1,194.0			12.4	1,206.4	1.0%	1.0%
CSD volume ('000 hl)	396.0			(15.1)	380.9	-3.8%	-3.8%
Net revenue	316.1	8.5	19.4	33.9	377.9	19.5%	10.7%
Net revenue/hl	198.8	5.3	12.2	21.7	238.1	19.7%	10.9%
COGS	(149.7)	(3.2)	(9.9)	(14.8)	(177.6)	18.6%	9.9%
COGS/hl	(94.1)	(2.0)	(6.2)	(9.5)	(111.9)	18.8%	10.1%
Gross profit	166.4	5.3	9.5	19.1	200.3	20.3%	11.5%
Gross margin	52.6%				53.0%	40 bps	40 bps
SG&A excl. deprec.&amort.	(110.0)	(2.1)	(6.2)	11.6	(106.6)	-3.1%	-10.5%
SG&A deprec.&amort.	(11.5)	(0.2)	(0.6)	2.4	(9.9)	-13.4%	-20.7%
SG&A total	(121.5)	(2.3)	(6.8)	14.0	(116.6)	-4.0%	-11.5%
Other operating income/expenses	(0.2)	(0.1)	(0.1)	(1.1)	(1.5)	nm	nm
Normalized EBIT	44.8	2.9	2.6	31.9	82.2	83.7%	71.3%
Normalized EBIT margin	14.2%				21.8%	760 bps	770 bps
Normalized EBITDA	82.2	3.9	4.9	30.8	121.8	48.2%	37.5%
Normalized EBITDA margin	26.0%				32.2%	620 bps	630 bps

HILA-Ex results	YTD12 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD13	Reported	Organic
Volume total ('000 hl)	3,355.1	780.5		68.5	4,204.1	25.3%	2.0%
Beer volume ('000 hl)	2,430.8	724.2		87.6	3,242.6	33.4%	3.6%
CSD volume ('000 hl)	924.3	56.4		(19.1)	961.6	4.0%	-2.1%
Net revenue	594.7	275.4	37.9	57.9	965.9	62.4%	9.7%
Net revenue/hl	177.3	33.1	9.0	10.3	229.8	29.6%	5.8%
COGS	(305.1)	(103.1)	(20.4)	(25.3)	(453.9)	48.8%	8.3%
COGS/hl	(90.9)	(7.8)	(4.9)	(4.4)	(108.0)	18.7%	4.8%
Gross profit	289.6	172.3	17.5	32.6	512.0	76.8%	11.3%
Gross margin	48.7%				53.0%	430 bps	70 bps
SG&A excl. deprec.&amort.	(231.6)	(67.0)	(13.3)	13.4	(298.5)	28.9%	-5.8%
SG&A deprec.&amort.	(24.2)	(7.2)	(1.3)	(0.5)	(33.3)	37.3%	2.0%
SG&A total	(255.9)	(74.2)	(14.6)	12.9	(331.8)	29.7%	-5.0%
Other operating income/expenses	1.2	(4.1)	0.0	(0.9)	(3.8)	nm	-80.5%
Normalized EBIT	35.0	94.0	2.9	44.5	176.4	nm	127.4%
Normalized EBIT margin	5.9%				18.3%	nm	630 bps
Normalized EBITDA	105.7	126.4	6.9	44.7	283.6	168.3%	42.2%
Normalized EBITDA margin	17.8%				29.4%	nm	530 bps

Third Quarter 2013 Results October 31, 2013 Page 13

Latin America South (LAS)

As from January 1, 2013 our LAS region includes the operations for Argentina, Bolivia, Paraguay, Uruguay, Chile, Peru and Ecuador.

We delivered R$ 674.8 million of Normalized EBITDA for LAS (+20.3%), with EBITDA margin expanding 190 bps to 41.5%.  Thru September 30, 2013, EBITDA margin was up 60 bps, with a total EBITDA of R$ 1,916.4 million (+14.6%).

Net revenues for LAS improved +14.8%, continuing to benefit from better volume performance as compared to the first half of the year (Q3 2013: -0.3% vs. H1 2013: -6.4%) thanks to a lower rate of decline for LAS Beer (-2.0% vs. -5.3% in H1 2013) and LAS CSD & NANC back to growth (+2.2%).  Meanwhile, NR/Hl strategy in the region continued to deliver strong results, growing 15.1% (LAS Beer: +17.0%; LAS CSD & NANC: +12.7%).

COGS/Hl for LAS rose 13.5% driven primarily by higher packaging and labor-related costs, while SG&A (excluding depreciation and amortization) increased by 7.8% mainly as a result of higher distribution expenses (freight and labor) in Argentina, partially offset by phasing of sales and marketing expenses.

LAS results	3Q12 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			3Q13	Reported	Organic
Volume ('000 hl)	8,192.2		-	(25.1)	8,167.1	-0.3%	-0.3%
Net revenue	1,418.6		(1.0)	209.5	1,627.1	14.7%	14.8%
Net revenue/hl	173.2		(0.1)	26.2	199.2	15.1%	15.1%
COGS	(579.5)		(0.1)	(76.4)	(656.0)	13.2%	13.2%
COGS/hl	(70.7)		(0.0)	(9.6)	(80.3)	13.5%	13.5%
Gross profit	839.1		(1.1)	133.1	971.1	15.7%	15.9%
Gross margin	59.1%				59.7%	60 bps	60 bps
SG&A excl. deprec.&amort.	(346.9)		(0.8)	(27.1)	(374.8)	8.1%	7.8%
SG&A deprec.&amort.	(30.8)		0.8	(2.7)	(32.7)	6.1%	8.7%
SG&A total	(377.7)		(0.0)	(29.8)	(407.5)	7.9%	7.9%
Other operating income/expenses	8.5	-	1.6	(10.6)	(0.5)	-106.1%	-124.6%
Normalized EBIT	469.9		0.5	92.7	563.1	19.8%	19.7%
Normalized EBIT margin	33.1%				34.6%	150 bps	150 bps
Normalized EBITDA	559.3		2.1	113.5	674.8	20.7%	20.3%
Normalized EBITDA margin	39.4%	-			41.5%	210 bps	190 bps

LAS results	YTD12 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD13	Reported	Organic
Volume ('000 hl)	26,748.8			(1,208.7)	25,540.0	-4.5%	-4.5%
Net revenue	4,124.6		59.3	526.0	4,709.9	14.2%	12.8%
Net revenue/hl	154.2		2.3	27.9	184.4	19.6%	18.1%
COGS	(1,690.6)		(29.9)	(156.9)	(1,877.3)	11.0%	9.3%
COGS/hl	(63.2)		(1.2)	(9.1)	(73.5)	16.3%	14.4%
Gross profit	2,434.0		29.4	369.2	2,832.6	16.4%	15.2%
Gross margin	59.0%				60.1%	110 bps	130 bps
SG&A excl. deprec.&amort.	(960.7)		(18.9)	(137.1)	(1,116.7)	16.2%	14.3%
SG&A deprec.&amort.	(77.5)		(0.2)	(3.9)	(81.6)	5.3%	5.1%
SG&A total	(1,038.2)		(19.1)	(141.0)	(1,198.3)	15.4%	13.6%
Other operating income/expenses	(4.4)		5.4	(21.6)	(20.6)	nm	nm
Normalized EBIT	1,391.4		15.6	206.6	1,613.7	16.0%	14.8%
Normalized EBIT margin	33.7%				34.3%	60 bps	70 bps
Normalized EBITDA	1,652.6		23.1	240.7	1,916.4	16.0%	14.6%
Normalized EBITDA margin	40.1%				40.7%	60 bps	60 bps

Third Quarter 2013 Results October 31, 2013 Page 14

LAS Beer

Our LAS Beer division delivered an EBITDA of R$ 608.7 million (+19.0%) for the quarter, with EBITDA margin expanding 190 bps to arrive at 52.0%. Year-to-date, EBITDA reached R$ 1,731.8 million (+15.2%) and EBITDA margin corresponded to 51.0% (+40 bps).

Net revenue performance in LAS remained strong and grew 14.6% during the quarter, with YoY volumes trending better than H1 2013 (-2.0% vs. -5.3% during the first half) while NR/Hl increased 17.0%.  In Argentina, despite the challenging environment, volumes were slightly up as we still benefited from easy comps and posted market share gains thanks to the continued success of our innovation in the country around Quilmes and Stella Artois.

As for costs and expenses, COGS/Hl was up 15.6% due mostly to higher packaging and labor-related costs, and SG&A (excluding depreciation and amortization) expenses increased 7.0%, with higher labor costs and freight expenses in Argentina which were partially offset by phasing of sales and marketing spend.

LAS Beer	3Q12 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			3Q13	Reported	Organic
Volume ('000 hl)	4,853.7			(97.1)	4,756.7	-2.0%	-2.0%
Net revenue	1,008.1		15.8	147.5	1,171.4	16.2%	14.6%
Net revenue/hl	207.7		3.3	35.2	246.3	18.6%	17.0%
COGS	(330.8)		(8.0)	(44.0)	(382.8)	15.7%	13.3%
COGS/hl	(68.2)		(1.7)	(10.6)	(80.5)	18.1%	15.6%
Gross profit	677.2		7.9	103.5	788.6	16.4%	15.3%
Gross margin	67.2%				67.3%	10 bps	40 bps
SG&A excl. deprec.&amort.	(230.3)		(3.2)	(16.0)	(249.4)	8.3%	7.0%
SG&A deprec.&amort.	(17.5)		0.3	(7.8)	(25.0)	42.9%	44.7%
SG&A total	(247.7)		(2.8)	(23.8)	(274.4)	10.8%	9.6%
Other operating income/expenses	6.7		1.4	(5.2)	3.0	-56.0%	-76.6%
Normalized EBIT	436.3		6.4	74.5	517.2	18.5%	17.1%
Normalized EBIT margin	43.3%				44.1%	80 bps	90 bps
Normalized EBITDA	505.7		6.7	96.2	608.7	20.4%	19.0%
Normalized EBITDA margin	50.2%				52.0%	180 bps	190 bps

LAS Beer	YTD12 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD13	Reported	Organic
Volume ('000 hl)	15,695.4			(676.6)	15,018.8	-4.3%	-4.3%
Net revenue	2,898.0		82.1	412.6	3,392.7	17.1%	14.2%
Net revenue/hl	184.6		5.5	35.8	225.9	22.3%	19.4%
COGS	(930.3)		(39.6)	(111.8)	(1,081.6)	16.3%	12.0%
COGS/hl	(59.3)		(2.6)	(10.1)	(72.0)	21.5%	17.1%
Gross profit	1,967.7		42.6	300.8	2,311.1	17.5%	15.3%
Gross margin	67.9%				68.1%	20 bps	60 bps
SG&A excl. deprec.&amort.	(642.4)		(20.6)	(88.8)	(751.7)	17.0%	13.8%
SG&A deprec.&amort.	(43.4)		(0.6)	(8.5)	(52.6)	21.1%	19.6%
SG&A total	(685.8)		(21.2)	(97.3)	(804.3)	17.3%	14.2%
Other operating income/expenses	(7.8)		4.8	(10.9)	(13.9)	78.2%	139.9%
Normalized EBIT	1,274.1		26.2	192.6	1,492.9	17.2%	15.1%
Normalized EBIT margin	44.0%				44.0%	bps	30 bps
Normalized EBITDA	1,474.1		33.8	223.9	1,731.8	17.5%	15.2%
Normalized EBITDA margin	50.9%				51.0%	10 bps	40 bps

Third Quarter 2013 Results October 31, 2013 Page 15

LAS CSD & NANC

EBITDA for LAS CSD & NANC reached R$ 66.2 million in Q3 2013 (+32.1%) and EBITDA margin expanded 190 bps.  For the first nine months of the year, the division delivered an EBITDA of R$ 184.5 million (+9.4%) with flat EBITDA margin.

Volumes for CSD & NANC were up 2.2% as we cycled easy comps from Q3 2012, and the top line was further supported by 12.7% NR/Hl growth, giving us +15.1% net revenue growth for the quarter.  On the brands side, innovation around H2Oh! and Paso de los Toros in Argentina performed best.

COGS/Hl increased 10.6% and SG&A (excluding depreciation and amortization) grew 10.0%, mainly impacted by higher labor costs and greater freight expenses in Argentina.

LAS CSD&Nanc	3Q12 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			3Q13	Reported	Organic
Volume ('000 hl)	3,338.5			72.0	3,410.5	2.2%	2.2%
Net revenue	410.5		(16.9)	62.1	455.7	11.0%	15.1%
Net revenue/hl	123.0		(5.0)	15.6	133.6	8.7%	12.7%
COGS	(248.7)		7.8	(32.4)	(273.2)	9.9%	13.0%
COGS/hl	(74.5)		2.3	(7.9)	(80.1)	7.5%	10.6%
Gross profit	161.8		(9.0)	29.7	182.5	12.8%	18.4%
Gross margin	39.4%				40.1%	70 bps	110 bps
SG&A excl. deprec.&amort.	(116.6)		2.9	(11.6)	(125.4)	7.5%	10.0%
SG&A deprec.&amort.	(13.3)		0.6	5.0	(7.7)	-42.1%	-37.7%
SG&A total	(130.0)		3.4	(6.6)	(133.1)	2.4%	5.1%
Other operating income/expenses	1.8		0.2	(5.5)	(3.5)	nm	nm
Normalized EBIT	33.7		(5.4)	17.6	45.9	36.5%	52.4%
Normalized EBIT margin	8.2%				10.1%	190 bps	270 bps
Normalized EBITDA	53.6		(4.6)	17.2	66.2	23.5%	32.1%
Normalized EBITDA margin	13.1%				14.5%	140 bps	190 bps

LAS CSD&Nanc	YTD12 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD13	Reported	Organic
Volume ('000 hl)	11,053.4			(532.2)	10,521.2	-4.8%	-4.8%
Net revenue	1,226.6		(22.8)	113.5	1,317.2	7.4%	9.2%
Net revenue/hl	111.0		(2.2)	16.4	125.2	12.8%	14.8%
COGS	(760.3)		9.7	(45.1)	(795.7)	4.7%	5.9%
COGS/hl	(68.8)		0.9	(7.8)	(75.6)	10.0%	11.3%
Gross profit	466.3		(13.2)	68.4	521.5	11.8%	14.7%
Gross margin	38.0%				39.6%	160 bps	190 bps
SG&A excl. deprec.&amort.	(318.3)		1.6	(48.3)	(365.0)	14.7%	15.2%
SG&A deprec.&amort.	(34.1)		0.4	4.6	(29.1)	-14.7%	-13.4%
SG&A total	(352.4)		2.1	(43.7)	(394.0)	11.8%	12.4%
Other operating income/expenses	3.4		0.5	(10.6)	(6.7)	nm	nm
Normalized EBIT	117.3		(10.5)	14.0	120.8	3.0%	11.9%
Normalized EBIT margin	9.6%				9.2%	-40 bps	20 bps
Normalized EBITDA	178.5		(10.7)	16.7	184.5	3.4%	9.4%
Normalized EBITDA margin	14.6%				14.0%	-60 bps	bps

Third Quarter 2013 Results October 31, 2013 Page 16

Canada

In Canada we delivered a Normalized EBITDA of R$ 582.0 million (+0.6%) during Q3 2013, with an EBITDA margin expansion of 30 bps to 46.6%.  Year-to-date, Labatt’s Normalized EBITDA totalled R$ 1,315.5 million (-2.0%) with an EBITDA margin of 41.3% (-30 bps).

In terms of the top line, the Canadian beer industry remained under pressure, albeit by less than what we experienced in the first six months of the year.  Accordingly, we estimate that industry volumes declined 1.2% due to cooler weather and higher taxes in Quebec implemented late 2012.  Market share was sequentially flat (-20 bps vs. Q3 2012), but net revenue per hectoliter continued to show good growth (+2.2%).  Market share performance was positively impacted by innovation, such as the launch of Budweiser Black Crown in August, but also by sustained improvements in Bud Light Platinum and Bud Lime Lime-a-Rita.

In terms of costs and expenses, COGS per hectoliter increased 1.5% (well below H1 2013’s mid-single digit growth YoY), benefitting from our commodity hedges.  Meanwhile, SG&A (excluding depreciation and amortization) results were also better than the first half, increasing 1.9% in the quarter thanks mostly to phasing of sales and marketing spend.

Canada results	3Q12 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			3Q13	Reported	Organic
Volume ('000 hl)	2,664.2			(59.8)	2,604.4	-2.2%	-2.2%
Net revenue	1,170.1	(18.1)	98.4	(1.3)	1,249.1	6.7%	-0.1%
Net revenue/hl	439.2	(6.8)	37.8	9.4	479.6	9.2%	2.2%
COGS	(332.2)		(28.4)	2.5	(358.1)	7.8%	-0.8%
COGS/hl	(124.7)		(10.9)	(1.9)	(137.5)	10.3%	1.5%
Gross profit	837.9	(18.1)	69.9	1.2	891.0	6.3%	0.1%
Gross margin	71.6%				71.3%	-30 bps	20 bps
SG&A excl. deprec.&amort.	(330.3)	18.1	(27.3)	(5.8)	(345.2)	4.5%	1.9%
SG&A deprec.&amort.	(13.0)		(1.1)	0.4	(13.7)	5.8%	-2.9%
SG&A total	(343.2)	18.1	(28.4)	(5.4)	(359.0)	4.6%	1.7%
Other operating income/expenses	0.7		0.3	4.6	5.5	nm	nm
Normalized EBIT	495.4		41.8	0.3	537.5	8.5%	0.1%
Normalized EBIT margin	42.3%				43.0%	70 bps	10 bps
Normalized EBITDA	533.8		45.0	3.2	582.0	9.0%	0.6%
Normalized EBITDA margin	45.6%				46.6%	100 bps	30 bps

Canada results	YTD12 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD13	Reported	Organic
Volume ('000 hl)	7,170.8			(216.3)	6,954.5	-3.0%	-3.0%
Net revenue	2,999.4	(45.8)	264.6	(34.2)	3,184.0	6.2%	-1.2%
Net revenue/hl	418.3	(6.4)	38.0	7.9	457.8	9.5%	1.9%
COGS	(843.0)		(75.5)	(3.4)	(922.0)	9.4%	0.4%
COGS/hl	(117.6)		(10.9)	(4.1)	(132.6)	12.8%	3.5%
Gross profit	2,156.4	(45.8)	189.0	(37.6)	2,262.0	4.9%	-1.8%
Gross margin	71.9%				71.0%	-90 bps	-50 bps
SG&A excl. deprec.&amort.	(995.3)	45.8	(88.0)	8.7	(1,028.8)	3.4%	-0.9%
SG&A deprec.&amort.	(33.8)		(3.1)	(0.5)	(37.3)	10.5%	1.4%
SG&A total	(1,029.1)	45.8	(91.0)	8.2	(1,066.1)	3.6%	-0.8%
Other operating income/expenses	5.2		0.5	(0.4)	5.4	2.5%	-7.9%
Normalized EBIT	1,132.6		98.6	(29.8)	1,201.3	6.1%	-2.6%
Normalized EBIT margin	37.8%				37.7%	-10 bps	-50 bps
Normalized EBITDA	1,232.0		107.8	(24.3)	1,315.5	6.8%	-2.0%
Normalized EBITDA margin	41.1%				41.3%	20 bps	-30 bps

Third Quarter 2013 Results October 31, 2013 Page 17

Other operating income/(expense)

Other operating income grew R$ 143 million in Q3 2013, totalling R$ 394.3 million.  This result was caused by another quarter of higher government grants related to State VAT long-term tax incentives as a consequence of the higher level of capital expenditure investments in Brazil, as well as one-off gains associated with certain legal proceedings.

Other operating income/(expenses)	3Q12 Reference Base	3Q13	YTD12 Reference Base	YTD13

R$ million

Government grants/NPV of long term fiscal incentives	209.6	251.0	476.2	804.8
(Additions to)/reversals of provisions	(12.8)	(15.7)	(24.6)	(17.0)
Net gain on disposal of property, plant and equipment and intangible assets	11.0	14.6	7.0	17.1
Net other operating income	44.1	144.4	101.7	197.6

	251.9	394.3	560.3	1,002.6

Special items

During the third quarter we recorded an expense of R$ 6.9 million in special items (as compared to R$ 9.6 million in 3Q 2012) in connection with restructuring costs.  Year-to-date, special items resulted in an expense of R$ 13.2 million (vs. R$ 36.4 million in Q3 2012).

Special items	3Q12 Reference Base	3Q13	YTD12 Reference Base	YTD13

R$ million

Restructuring	(9.6)	(6.9)	(17.3)	(13.2)
Acquisition of subsidiaries			(15.8)
Other special items			(3.3)

	(9.6)	(6.9)	(36.4)	(13.2)

Third Quarter 2013 Results October 31, 2013 Page 18

Net finance results

Net finance results totalled an expense of R$ 496.1 million, which was R$ 129.3 million higher than Q3 2012.  This performance resulted predominantly from losses on non-derivative instruments, which were only partially offset by higher interest income and lower losses on derivative instruments.

Net finance results	3Q12 Reference Base	3Q13	YTD12 Reference Base	YTD13
R$ million

Interest income	47.4	70.7	192.2	211.0
Interest expenses	(121.0)	(136.2)	(278.6)	(385.7)
Gains/(losses) on derivative instruments	(106.4)	(49.3)	(138.4)	(203.0)
Gains/(losses) on non-derivative instruments	(75.8)	(260.1)	(96.5)	(273.6)
Taxes on financial transactions	(14.5)	(23.0)	(89.5)	(65.4)
Interest on defined benefit liabilities	(22.6)	(22.9)	(62.7)	(65.7)
Other financial income/(expenses), net	(74.1)	(75.3)	(161.7)	(222.6)

Net finance results	(366.8)	(496.1)	(635.3)	(1,005.0)

As of September 30, 2013 we held a net cash position of R$ 2,399.7 million (down from R$ 6,258.9 million as of December 31, 2012).  Consolidated debt corresponded to R$ 2,999.7 million (a decrease of R$ 144.0 million since December 2012) whereas cash and cash equivalents totalled R$ 4,787.9 million, down from R$ 8,926.2 million at the end of 2012.

	December 2012			September 13
Debt Breakdown	Current	Non-current	Total	Current	Non-current	Total

Local Currency	667.4	1,756.4	2,423.8	612.9	1,374.8	1,987.8
Foreign Currency	170.4	549.6	720.0	284.9	727.0	1,011.9
Consolidated Debt	837.8	2,306.0	3,143.7	897.9	2,101.8	2,999.7

Cash and Cash Equivalents			8,926.2			4,787.9
Current Investment Securities			476.6			612.5
Bank overdrafts			(0.1)			(0.9)

Net Debt/ (Cash)			(6,258.9)			(2,399.7)

Third Quarter 2013 Results October 31, 2013 Page 19

Provision for income tax & social contribution

The weighted nominal tax rate for the quarter was 33.4% versus 32.0% in Q3 2012.  Our effective tax rate was 26.7% (versus the tough comp of 15.2% in the third quarter of 2012), impacted mostly by the lack of interest on capital during the quarter  and an additional accrued expense of approximately R$ 135 million due to the new 10% withholding tax on Argentinean earnings.

The table below shows the reconciliation for income tax and social contribution provision.

	3Q12 Reference Base	3Q13	YTD12 Reference Base	YTD13
Income tax and social contribution
R$ million

Profit before tax	2,949.9	3,184.4	8,184.7	8,518.5

Adjustment on taxable basis
Non-taxable net financial and other income	(113.7)	(57.7)	(347.5)	(243.5)
Goverment grants (VAT)	(173.2)	(190.7)	(369.1)	(531.6)
Share of results of associates	(0.0)	(3.9)	(0.1)	(5.7)
Expenses not deductible for tax purposes	107.3	39.7	155.6	177.8
	2,770.2	2,971.9	7,623.5	7,915.5
Aggregated weighted nominal tax rate	32.0%	33.4%	32.2%	32.7%
Taxes – nominal rate	(887.6)	(991.1)	(2,456.3)	(2,588.8)

Adjustment on tax expense
Tax benefit - interest on shareholders' equity	127.4	0.0	400.4	124.6
Tax benefit - amortization on tax books	30.2	62.6	90.6	187.8
Other tax adjustments	281.8	79.5	545.9	393.1
Income tax and social contribution expense	(448.2)	(848.9)	(1,419.4)	(1,883.2)
Effective tax rate	15.2%	26.7%	17.3%	22.1%

Shareholding structure

The table below summarizes Ambev S.A.’s shareholding structure as of September 30, 2013.

Ambev S.A.'s shareholding structure
	ON	%Outs
Anheuser-Busch InBev	9,693,646,325	61.9%
FAHZ	1,501,432,405	9.6%
Market	4,466,357,390	28.5%
Outstanding	15,661,436,120	100.0%
Treasury	0
TOTAL	15,661,436,120
Free float BM&FBovespa	3,018,573,430	19.3%
Free float NYSE	1,447,783,960	9.2%

Third Quarter 2013 Results October 31, 2013 Page 20

Reconciliation between normalized EBITDA & profit

Both Normalized EBITDA and EBIT are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest, (ii) Income Tax expense, (iii) Share of results of associates, (iv) Net finance results, (v) Special items, and (vi) Depreciation & Amortization.

Normalized EBITDA and EBIT are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity.  Normalized EBITDA and EBIT do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA	3Q12 Reference Base	3Q13	YTD12 Reference Base	YTD13
Profit - Ambev holders	2,476.9	2,280.3	6,695.0	6,506.2
Non-controlling interest	24.8	55.2	70.3	129.0
Income tax expense	448.2	848.9	1,419.4	1,883.2
Profit before taxes	2,949.9	3,184.4	8,184.7	8,518.5
Share of results of associates	(0.0)	(3.9)	(0.1)	(5.7)
Net finance results	366.8	496.1	635.3	1,005.0
Special items	9.6	6.9	36.4	13.2
Normalized EBIT	3,326.3	3,683.6	8,856.3	9,531.0
Depreciation & amortization - total	461.1	515.7	1,268.1	1,485.2
Normalized EBITDA	3,787.4	4,199.3	10,124.4	11,016.2

Revised IAS 19 and 2012 Reference Base

The revised IFRS standard “IAS 19 Employee Benefits” was effective from January 1, 2013.  Therefore, we are presenting the net pension interest cost as part of the net finance costs and have provided the restated figures per division for 2012, as if the revised standard had been effective as from January 1, 2012.

In addition, the 2012 Reference Base also reflects the transfer of management responsibility for Ecuador and Peru to the Latin America South division, as previously mentioned.

In connection with the Stock Swap Merger, on June 28, 2013 Ambev S.A. filed with the U.S. Securities and Exchange Commission (the “Commission”) a registration statement on Form F-4 that contains a prospectus, which may be subject to change. Investors and security holders of Companhia de Bebidas das Américas – Ambev are urged to read these materials and the definitive versions thereof, as well as any other relevant documents filed with the Commission as they become available, because they contain and will contain important information about Ambev S.A., Companhia de Bebidas das Américas – Ambev and the Stock Swap Merger. The prospectus filed with the Commission on June 28, 2013 as part of the registration statement, the definitive version of the prospectus and other relevant materials (when they become available), and any other documents filed by Ambev S.A. with the Commission, may be obtained free of charge at the Commission’s website at www.sec.gov  or from Ambev.

Third Quarter 2013 Results October 31, 2013 Page 21

Q3 2013 Earnings Conference Call

Speakers:	João Castro Neves Chief Executive Officer
Nelson Jamel Chief Financial and Investor Relations Officer

Language:	English

Date:	October 31, 2013 (Thursday)

Time:	13:00 (Brasília time) 11:00 (EST)

Phone number:	US participants	+ 1(877) 317-6776
	International participants	+ 1(412) 317-6776

Code:	Ambev

Please call 15 minutes prior to the beginning of the conference call.

Webcast: The conference call will also be transmitted live through the Internet, available on Ambev’s website: http://webcast.mzvaluemonitor.com/Cover.aspx?PlatformId=1732

Playback: The conference call replay through internet will be available one hour after conclusion at Ambev’s website at the same link above. For Playback through telephone: Participants calling from USA: +1(877) 344-7529 / Participants calling from other countries: +1(412) 317-0088 / Code: 10035435# (pound key) - enter "1" to start the playback.

For additional information, please contact the Investor Relations team:

Lucas Lira (+55 11) 2122-1415 lucas.lira@ambev.com.br	Fernando Robbi (+55 11) 2122-1414 fernando.robbi@ambev.com.br

www.ambev-ir.com

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

.

Third Quarter 2013 Results October 31, 2013 Page 22

Ambev - Segment financial information
Organic results
	Ambev Brazil									Hila Operations						Canada			Ambev
	Beer Brazil			CSD & NANC Brazil			Total Ambev Brazil			LAS			Hila-ex			Operations			Consolidated
	3Q12 Reference Base	3Q13%		3Q12 Reference Base	3Q13%		3Q12 Reference Base	3Q13%		3Q12 Reference Base	3Q13%		3Q12 Reference Base	3Q13%		3Q12 Reference Base	3Q13%		3Q12 Reference Base	3Q13%
Volumes (000 hl)	20,660	19,635	-5.0%	7,424	7,272	-2.0%	28,084	26,907	-4.2%	8,192	8,167	-0.3%	1,590	1,587	-0.2%	2,664	2,604	-2.2%	40,530	39,266	-3.1%

R$ million
Net sales	4,299.3	4,331.9	0.8%	831.9	876.6	5.4%	5,131.2	5,208.5	1.5%	1,418.6	1,627.1	14.8%	316.1	377.9	10.7%	1,170.1	1,249.1	-0.1%	8,036.0	8,462.6	4.0%
% of total	53.5%	51.2%		10.4%	10.4%		63.9%	61.5%		17.7%	19.2%		3.9%	4.5%		14.6%	14.8%		100.0%	100.0%
COGS	(1,211.4)	(1,248.8)	3.1%	(348.6)	(375.7)	7.8%	(1,560.0)	(1,624.5)	4.1%	(579.5)	(656.0)	13.2%	(149.7)	(177.6)	9.9%	(332.2)	(358.1)	-0.8%	(2,621.5)	(2,816.2)	5.8%
% of total	46.2%	44.3%		13.3%	13.3%		59.5%	57.7%		22.1%	23.3%		5.7%	6.3%		12.7%	12.7%		100.0%	100.0%
Gross profit	3,087.9	3,083.1	-0.2%	483.2	500.9	3.6%	3,571.1	3,584.0	0.4%	839.1	971.1	15.9%	166.4	200.3	11.5%	837.9	891.0	0.1%	5,414.6	5,646.4	3.1%
% of total	57.0%	54.6%		8.9%	8.9%		66.0%	63.5%		15.5%	17.2%		3.1%	3.5%		15.5%	15.8%		100.0%	100.0%
SG&A	(1,297.8)	(1,303.8)	0.5%	(199.9)	(170.3)	-14.8%	(1,497.7)	(1,474.0)	-1.6%	(377.7)	(407.5)	7.9%	(121.5)	(116.6)	-11.5%	(343.2)	(359.0)	1.7%	(2,340.1)	(2,357.1)	-0.1%
% of total	55.5%	55.3%		8.5%	7.2%		64.0%	62.5%		16.1%	17.3%		5.2%	4.9%		14.7%	15.2%		100.0%	100.0%
Other operating income/(expenses)	158.4	305.6	92.9%	84.4	85.2	0.9%	242.8	390.8	60.9%	8.5	(0.5)	-124.6%	(0.2)	(1.5)	nm	0.7	5.5	nm	251.9	394.3	55.9%
% of total	62.9%	77.5%		33.5%	21.6%		96.4%	99.1%		3.4%	-0.1%		-0.1%	-0.4%		0.3%	1.4%		100.0%	100.0%
Normalized EBIT	1,948.5	2,084.9	7.0%	367.8	415.8	13.1%	2,316.3	2,500.7	8.0%	469.9	563.1	19.7%	44.8	82.2	71.3%	495.4	537.5	0.1%	3,326.3	3,683.6	9.3%
% of total	58.6%	56.6%		11.1%	11.3%		69.6%	67.9%		14.1%	15.3%		1.3%	2.2%		14.9%	14.6%		100.0%	100.0%
Normalized EBITDA	2,187.6	2,348.0	7.3%	424.5	472.7	11.3%	2,612.1	2,820.7	8.0%	559.3	674.8	20.3%	82.2	121.8	37.5%	533.8	582.0	0.6%	3,787.4	4,199.3	9.4%
% of total	57.8%	55.9%		11.2%	11.3%		69.0%	67.2%		14.8%	16.1%		2.2%	2.9%		14.1%	13.9%		100.0%	100.0%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-28.2%	-28.8%		-41.9%	-42.9%		-30.4%	-31.2%		-40.9%	-40.3%		-47.4%	-47.0%		-28.4%	-28.7%		-32.6%	-33.3%
Gross profit	71.8%	71.2%		58.1%	57.1%		69.6%	68.8%		59.1%	59.7%		52.6%	53.0%		71.6%	71.3%		67.4%	66.7%
SG&A	-30.2%	-30.1%		-24.0%	-19.4%		-29.2%	-28.3%		-26.6%	-25.0%		-38.4%	-30.8%		-29.3%	-28.7%		-29.1%	-27.9%
Other operating income/(expenses)	3.7%	7.1%		10.2%	9.7%		4.7%	7.5%		0.6%	0.0%		-0.1%	-0.4%		0.1%	0.4%		3.1%	4.7%
Normalized EBIT	45.3%	48.1%		44.2%	47.4%		45.1%	48.0%		33.1%	34.6%		14.2%	21.8%		42.3%	43.0%		41.4%	43.5%
Normalized EBITDA	50.9%	54.2%		51.0%	53.9%		50.9%	54.2%		39.4%	41.5%		26.0%	32.2%		45.6%	46.6%		47.1%	49.6%

Per hectoliter - (R$/hl)
Net sales	208.1	220.6	6.0%	112.1	120.5	7.6%	182.7	193.6	5.9%	173.2	199.2	15.1%	198.8	238.1	10.9%	439.2	479.6	2.1%	198.3	215.5	7.3%
COGS	(58.6)	(63.6)	8.5%	(47.0)	(51.7)	10.0%	(55.5)	(60.4)	8.7%	(70.7)	(80.3)	13.5%	(94.1)	(111.9)	10.1%	(124.7)	(137.5)	1.5%	(64.7)	(71.7)	9.3%
Gross profit	149.5	157.0	5.1%	65.1	68.9	5.8%	127.2	133.2	4.7%	102.4	118.9	16.2%	104.7	126.2	11.7%	314.5	342.1	2.4%	133.6	143.8	6.4%
SG&A	(62.8)	(66.4)	5.7%	(26.9)	(23.4)	-13.1%	(53.3)	(54.8)	2.7%	(46.1)	(49.9)	8.2%	(76.4)	(73.4)	-11.3%	(128.8)	(137.8)	3.8%	(57.7)	(60.0)	3.1%
Other operating income/(expenses)	7.7	15.6	103.0%	11.4	11.7	3.0%	8.6	14.5	68.0%	1.0	(0.1)	-124.7%	(0.1)	(1.0)	nm	0.3	2.1	nm	6.2	10.0	60.9%
Normalized EBIT	94.3	106.2	12.6%	49.5	57.2	15.4%	82.5	92.9	12.7%	57.4	68.9	20.1%	28.1	51.8	71.6%	185.9	206.4	2.4%	82.1	93.8	12.8%
Normalized EBITDA	105.9	119.6	12.9%	57.2	65.0	13.7%	93.0	104.8	12.7%	68.3	82.6	20.7%	51.7	76.8	37.7%	200.3	223.5	2.9%	93.4	106.9	12.9%

.

Third Quarter 2013 Results October 31, 2013 Page 23

Ambev - Segment financial information
Organic results
	Ambev Brazil									Hila Operations						Canada			Ambev
	Beer Brazil			CSD & NANC Brazil			Total Ambev Brazil			LAS			Hila-ex			Operations			Consolidated
	YTD12 Reference Base	YTD13%		YTD12 Reference Base	YTD13%		YTD12 Reference Base	YTD13%		YTD12 Reference Base	YTD13%		YTD12 Reference Base	YTD13%		YTD12 Reference Base	YTD13%		YTD12 Reference Base	YTD13%
Volumes (000 hl)	61,191	58,328	-4.7%	21,674	21,154	-2.4%	82,864	79,482	-4.1%	26,749	25,540	-4.5%	3,355	4,204	2.0%	7,171	6,954	-3.0%	120,139	116,181	-3.9%

R$ million
Net sales	12,027.4	12,395.4	3.1%	2,351.1	2,483.3	5.6%	14,378.4	14,878.8	3.5%	4,124.6	4,709.9	12.8%	594.7	965.9	9.7%	2,999.4	3,184.0	-1.2%	22,097.1	23,738.5	4.8%
% of total	54.4%	52.2%		10.6%	10.5%		65.1%	62.7%		18.7%	19.8%		2.7%	4.1%		13.6%	13.4%		100.0%	100.0%
COGS	(3,378.0)	(3,645.5)	7.9%	(1,017.2)	(1,132.6)	11.3%	(4,395.1)	(4,778.1)	8.7%	(1,690.6)	(1,877.3)	9.3%	(305.1)	(453.9)	8.3%	(843.0)	(922.0)	0.4%	(7,233.8)	(8,031.3)	7.9%
% of total	46.7%	45.4%		14.1%	14.1%		60.8%	59.5%		23.4%	23.4%		4.2%	5.7%		11.7%	11.5%		100.0%	100.0%
Gross profit	8,649.4	8,749.9	1.2%	1,333.9	1,350.8	1.3%	9,983.3	10,100.7	1.2%	2,434.0	2,832.6	15.2%	289.6	512.0	11.3%	2,156.4	2,262.0	-1.8%	14,863.3	15,707.2	3.2%
% of total	58.2%	55.7%		9.0%	8.6%		67.2%	64.3%		16.4%	18.0%		1.9%	3.3%		14.5%	14.4%		100.0%	100.0%
SG&A	(3,693.7)	(3,995.7)	8.2%	(550.5)	(587.0)	6.6%	(4,244.2)	(4,582.6)	8.0%	(1,038.2)	(1,198.3)	13.6%	(255.9)	(331.8)	-5.0%	(1,029.1)	(1,066.1)	-0.8%	(6,567.3)	(7,178.8)	7.0%
% of total	56.2%	55.7%		8.4%	8.2%		64.6%	63.8%		15.8%	16.7%		3.9%	4.6%		15.7%	14.9%		100.0%	100.0%
Other operating income/(expenses)	399.7	819.0	104.9%	158.6	202.6	27.8%	558.3	1,021.6	83.0%	(4.4)	(20.6)	nm	1.2	(3.8)	-80.5%	5.2	5.4	-7.9%	560.3	1,002.6	78.6%
% of total	71.3%	81.7%		28.3%	20.2%		99.6%	101.9%		-0.8%	-2.1%		0.2%	-0.4%		0.9%	0.5%		100.0%	100.0%
Normalized EBIT	5,355.4	5,573.3	4.1%	942.0	966.3	2.6%	6,297.4	6,539.6	3.8%	1,391.4	1,613.7	14.8%	35.0	176.4	127.4%	1,132.6	1,201.3	-2.6%	8,856.3	9,531.0	5.2%
% of total	60.5%	58.5%		10.6%	10.1%		71.1%	68.6%		15.7%	16.9%		0.4%	1.9%		12.8%	12.6%		100.0%	100.0%
Normalized EBITDA	6,023.6	6,354.3	5.5%	1,110.5	1,146.4	3.2%	7,134.1	7,500.7	5.1%	1,652.6	1,916.4	14.6%	105.7	283.6	42.2%	1,232.0	1,315.5	-2.0%	10,124.4	11,016.2	6.2%
% of total	59.5%	57.7%		11.0%	10.4%		70.5%	68.1%		16.3%	17.4%		1.0%	2.6%		12.2%	11.9%		100.0%	100.0%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-28.1%	-29.4%		-43.3%	-45.6%		-30.6%	-32.1%		-41.0%	-39.9%		-51.3%	-47.0%		-28.1%	-29.0%		-32.7%	-33.8%
Gross profit	71.9%	70.6%		56.7%	54.4%		69.4%	67.9%		59.0%	60.1%		48.7%	53.0%		71.9%	71.0%		67.3%	66.2%
SG&A	-30.7%	-32.2%		-23.4%	-23.6%		-29.5%	-30.8%		-25.2%	-25.4%		-43.0%	-34.3%		-34.3%	-33.5%		-29.7%	-30.2%
Other operating income/(expenses)	3.3%	6.6%		6.7%	8.2%		3.9%	6.9%		-0.1%	-0.4%		0.2%	-0.4%		0.2%	0.2%		2.5%	4.2%
Normalized EBIT	44.5%	45.0%		40.1%	38.9%		43.8%	44.0%		33.7%	34.3%		5.9%	18.3%		37.8%	37.7%		40.1%	40.1%
Normalized EBITDA	50.1%	51.3%		47.2%	46.2%		49.6%	50.4%		40.1%	40.7%		17.8%	29.4%		41.1%	41.3%		45.8%	46.4%

Per hectoliter - (R$/hl)
Net sales	196.6	212.5	8.1%	108.5	117.4	8.2%	173.5	187.2	7.9%	154.2	184.4	18.1%	177.3	229.8	5.8%	418.3	457.8	1.9%	183.9	204.3	9.0%
COGS	(55.2)	(62.5)	13.2%	(46.9)	(53.5)	14.1%	(53.0)	(60.1)	13.3%	(63.2)	(73.5)	14.4%	(90.9)	(108.0)	4.8%	(117.6)	(132.6)	3.5%	(60.2)	(69.1)	12.2%
Gross profit	141.4	150.0	6.1%	61.5	63.9	3.7%	120.5	127.1	5.5%	91.0	110.9	20.6%	86.3	121.8	6.9%	300.7	325.3	1.2%	123.7	135.2	7.4%
SG&A	(60.4)	(68.5)	13.5%	(25.4)	(27.7)	9.2%	(51.2)	(57.7)	12.6%	(38.8)	(46.9)	19.0%	(76.3)	(78.9)	-5.7%	(143.5)	(153.3)	2.2%	(54.7)	(61.8)	11.3%
Other operating income/(expenses)	6.5	14.0	114.9%	7.3	9.6	30.9%	6.7	12.9	90.8%	(0.2)	(0.8)	nm	0.4	(0.9)	-61.0%	0.7	0.8	-5.1%	4.7	8.6	85.3%
Normalized EBIT	87.5	95.6	9.2%	43.5	45.7	5.1%	76.0	82.3	8.3%	52.0	63.2	20.3%	10.4	42.0	96.8%	157.9	172.7	0.4%	73.7	82.0	9.5%
Normalized EBITDA	98.4	108.9	10.7%	51.2	54.2	5.8%	86.1	94.4	9.6%	61.8	75.0	20.0%	31.5	67.5	30.8%	171.8	189.2	1.1%	84.3	94.8	10.5%

Third Quarter 2013 Results October 31, 2013 Page 24

CONSOLIDATED BALANCE SHEET	September 2013	December 12
R$ million
Assets
Current assets
Cash and cash equivalents	4,787.9	8,926.2
Investment securities (CURRENT)	612.5	476.6
Trade and other receivables (current)	4,300.4	4,268.2
Inventories	2,586.5	2,466.3
Income tax receivable	100.3	114.5
Assets held for sale	-	4.1
	12,387.6	16,255.9
Non-current assets
Investment securities	242.6	249.4
Trade and other receivables	2,086.9	1,855.0
Deferred tax assets	1,718.9	1,418.5
Income tax receivable (non-current)	10.8	12.3
Employee benefits	25.5	25.5
Investments in associates	20.9	24.0
Property, plant and equipment	12,226.4	11,412.3
Intangible assets	3,112.3	2,935.4
Goodwill	19,921.4	19,971.5
	39,365.7	37,903.8

Total assets	51,753.3	54,159.8

Equity and liabilities
Current liabilities
Trade and other payables	8,800.6	13,570.8
Interest-bearing loans and borrowings (current)	897.9	837.8
Bank overdrafts	0.9	0.1
Income tax and social contribution payable	664.4	972.6
Provisions	136.0	137.5
	10,499.8	15,518.7
Non-current liabilities
Trade and other payables (NON CURRENT)	3,412.8	3,064.0
Interest-bearing loans and borrowings	2,101.8	2,306.0
Deferred tax liabilities	1,254.7	1,048.3
Provisions (non-CURRENT)	452.1	518.1
Employee benefits (non CURRENT)	1,874.8	1,780.9
	9,096.2	8,717.3

Total liabilities	19,596.0	24,236.0

Equity
Issued capital	12,742.0	12,187.3
Reserves	14,408.0	16,676.4
Retained earnings	3,955.6	-
Equity attributable to equity holders of Ambev	31,105.7	28,863.7
Non-controlling interests	1,051.6	1,060.1
Total Equity	32,157.3	29,923.8

Total equity and liabilities	51,753.3	54,159.8

.

Third Quarter 2013 Results October 31, 2013 Page 25

CONSOLIDATED STATEMENT OF OPERATIONS	3Q13	3Q12 Reference Base	YTD13	YTD12 Reference Base
R$ million

Net sales	8,462.6	8,036.0	23,738.5	22,097.1
Cost of sales	(2,816.2)	(2,621.5)	(8,031.3)	(7,233.8)
Gross profit	5,646.4	5,414.6	15,707.2	14,863.3

Sales and marketing expenses	(1,999.8)	(1,821.9)	(6,073.3)	(5,375.0)
Administrative expenses	(357.3)	(518.2)	(1,105.5)	(1,192.4)
Other operating income/(expenses)	394.3	251.9	1,002.6	560.3

Normalized EBIT	3,683.6	3,326.3	9,531.0	8,856.3

Special items	(6.9)	(9.6)	(13.2)	(36.4)

Income from operations (EBIT)	3,676.7	3,316.7	9,517.8	8,819.9

Net finance results	(496.1)	(366.8)	(1,005.0)	(635.3)
Share of results of associates	3.9	0.0	5.7	0.1

Profit before income tax	3,184.4	2,949.9	8,518.5	8,184.7

Income tax expense	(848.9)	(448.2)	(1,883.2)	(1,419.4)

Profit	2,335.5	2,501.7	6,635.3	6,765.3
Attributable to:			-	-
Equity holders of Ambev	2,280.3	2,476.9	6,506.2	6,695.0
Non-controlling interest	55.2	24.8	129.0	70.3

Nº of basic shares outstanding	3,128.3	3,121.1	3,128.3	3,122.2
Nº of diluted shares outstanding	3,144.7	3,138.5	3,144.7	3,139.5

Basic earnings per share (preferred)	0.72	0.84	2.19	2.26
Basic earnings per share (common)	0.65	0.76	1.99	2.05
Diluted earnings per share (preferred)	0.71	0.83	2.18	2.25
Diluted earnings per share (common)	0.65	0.76	1.98	2.04

Third Quarter 2013 Results October 31, 2013 Page 26

CONSOLIDATED STATEMENT OF CASH FLOWS	3Q13	3Q12 Reference Base	YTD13	YTD12 Reference Base

R$ million
Cash Flows from Operating Activities
Profit	2,335.5	2,501.7	6,635.3	6,765.3
Depreciation, amortization and impairment	515.7	461.1	1,485.2	1,268.1
Impairment losses on receivables and inventories	35.0	40.9	107.6	109.3
Additions/(reversals) in provisions and employee benefits	52.5	48.0	126.8	153.9
Net finance cost	496.1	366.8	1,005.0	635.3
Other non-cash items included in the profit	(63.7)	(42.5)	(137.9)	(151.1)
Loss/(gain) on sale of property, plant and equipment and intangible assets	(14.6)	(11.0)	(17.1)	(3.7)
Equity-settled share-based payment expense	39.6	42.8	120.3	106.0
Income tax expense	848.9	448.2	1,883.2	1,419.4
Share of result of associates	(3.9)	(0.0)	(5.7)	(0.1)
Cash flow from operating activities before changes in working capital and use of provisions	4,241.1	3,855.9	11,202.8	10,302.4
Decrease/(increase) in trade and other receivables	(214.5)	(575.9)	(273.1)	(414.8)
Decrease/(increase) in inventories	95.2	64.4	(193.8)	(190.2)
Increase/(decrease) in trade and other payables	567.9	1,021.2	(1,745.7)	(1,324.6)
Cash generated from operations	4,689.8	4,365.6	8,990.1	8,372.8
Interest paid	(195.8)	(185.8)	(357.0)	(318.7)
Interest received	351.1	53.8	537.8	402.1
Dividends received	847.4	(29.7)	1,042.3	296.7
Income tax paid	(445.9)	(571.9)	(2,343.6)	(1,490.5)
Cash flow from operating activities	5,246.6	3,632.1	7,869.7	7,262.4
Proceeds from sale of property, plant, equipment and intangible assets	37.6	28.1	64.8	39.9
Acquisition of property, plant, equipment and intangible assets	(1,058.0)	(965.7)	(2,358.1)	(1,959.4)
Acquisition of subsidiaries, net of cash acquired	(75.6)	(59.7)	(245.0)	(2,513.1)
Investment in short term debt securities and net proceeds/(acquisition) of debt securities	(136.0)	(371.8)	(171.0)	(415.6)
Net proceeds/(acquisition) of other assets	-	(3.5)	(0.0)	(16.4)
Cash flow used in investing activities	(1,231.9)	(1,372.6)	(2,709.3)	(4,864.6)
Capital increase	-	173.4	160.3	199.7
Advancement for future capital increase	-	(170.5)	-	-
Proceeds from borrowings	(92.5)	479.4	191.8	1,128.7
Proceeds/repurchase of treasury shares	-	-	(8.9)	(20.2)
Repayment of borrowings	(80.0)	(1,588.9)	(729.8)	(2,907.6)
Cash net finance costs other than interests	(737.7)	(306.3)	(998.3)	(449.5)
Payment of finance lease liabilities	(0.3)	(0.9)	(1.1)	(5.0)
Dividends paid	(2,896.2)	(1,237.4)	(8,067.1)	(4,095.1)
Cash flow used in financing activities	(3,806.7)	(2,651.2)	(9,453.0)	(6,149.1)
Net increase/(decrease) in cash and cash equivalents	208.0	(391.8)	(4,292.6)	(3,751.3)
Cash and cash equivalents less bank overdrafts at beginning of period	4,435.8	4,890.2	8,926.0	8,063.9
Effect of exchange rate fluctuations	143.2	31.7	153.5	217.5
Cash and cash equivalents less bank overdrafts at end of period	4,787.0	4,530.2	4,787.0	4,530.2

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2013

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer